UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 12, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Granite Falls Energy, LLC

File No. 0-51277 - CF#30624

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Granite Falls Energy, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on January 29, 2014, as amended.

Based on representations by Granite Falls Energy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.37	through June 14, 2020
Exhibit 10.38	through August 29, 2021
Exhibit 10.39	through December 31, 2019
Exhibit 10.40	through August 29, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary